EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources appoints Craig Pepples as Deputy CEO

- Selects industry expert with extensive B2B media leadership experience -

NEW YORK, Sept. 23, 2016 – Global Sources (NASDAQ: GSOL) has announced Craig Pepples as the Deputy CEO of the Company, with effect from Oct. 1, 2016. Spenser Au will remain engaged as CEO until the end of the year to assist the Company during this transition.

Merle A. Hinrich, Global Sources’ executive chairman stated: “I am pleased to announce the promotion of Craig to Deputy CEO of Global Sources. Craig has been a valued member of our team for three decades and possesses a deep knowledge of Greater China and our markets. He brings a powerful combination of in-depth industry knowledge, leadership experience and skills in marketing, sales and operations to the role of Deputy CEO. I am confident Craig is positioned to build on our solid foundation for growth. In addition, our sincere thanks are extended to Spenser for his years of service to Global Sources, his significant contributions to the Company and his assistance with a smooth transition.”

Craig Pepples, Global Sources’ newly appointed Deputy CEO, stated: “I am excited to take on the role of Deputy CEO of Global Sources at such an important time for the Company. There are many opportunities to address our customers’ changing needs in a rapidly evolving marketplace. After 30 years of commitment to the Company, I look forward to leveraging my experience to provide unparalleled service to our buyer and supplier communities, drive long-term sustainable growth for the Company and enhance shareholder value.”

As announced in March 2016, Spenser Au will be retiring at the end of 2016 after 39 years with Global Sources and five years as CEO of the Company.

Craig Pepples

Mr. Pepples joined Global Sources in 1986 and moved up the ranks to become manager of the Company’s China sales operation from 1989 to 1992, serving as the Country Manager for China from 1992 to 1999, and then serving as the Chief Operating Officer from 1999 to 2010. Most recently, he served as Global Sources’ President of Corporate Affairs and Publisher of Chief Executive China where he was responsible for the sales, marketing and operations for the Company’s leading China management title, Chief Executive China. He is also responsible for Global Sources’ Corporate Marketing and Corporate Communications. Mr. Pepples graduated with a B.A. in Linguistics from Yale University.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.